SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 05, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Você, sem fronteiras.


FOURTH QUARTER
4th QTR
2012
TIM

Earnings Release

TIM Participações S.A.

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Fourth Quarter and Full Year of 2012

BM&FBOVESPA[1]
(lot = 1 share)
TIMP3: R$ 8.75

NYSE[1]
(1 ADR = 5 ON shares)
TSU: US$ 21.69

(1) closing prices of February 5th, 2013

Rio de Janeiro, February 5th, 2013 – TIM Participações S.A. (BOVESPA: TIMP3; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the fourth quarter of 2012 and 2012 full year. TIM Participações S.A. ("TIM Participações" or "TIM") provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating consolidated information, except where otherwise indicated, is presented according to IFRS *(International Financial Reporting Standards)* and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the fourth quarter and full year of 2011 (4Q11, FY11) and third quarter of 2012 (3Q12), except when otherwise indicated.

Challenging Year Underscored by Solid Business Foundation

- **Customer confidence unchanged: Best value for money**
  - Maintaining pre-paid leadership position, with 4.8mln net adds (or 38.1% market share of net additions) to 59.6 mln lines in 2012;
  - Post-paid voice sound acceleration, with December net share at 34%;
  - MOU reached 150 min in 4Q12 (14.5% YoY growth) and a new record for the Company. Average MOU for 2012 stood at 136 min;
  - Smart/webphone penetration reached 43% of total base (vs. 27% in '11)
- **ARPU reached R$20 in 4Q12,** an increase of 5.1% QoQ and a decrease of 9.5% YoY (vs. -11.0% in 3Q12);
- **Total net revenue growth came at 10% YoY in 2012**, guaranteed by a 7% YoY growth in 4Q12;
- **Full year revenues data growth stood at 39%**, reaching 19% over total mobile service revenues;
- **Bad debt maintained at strict control of 0.71% over gross revenues** and 0.90% for the full year;
- **Organic 2012 EBITDA** (adjusted by one-off events in 3Q) **came at R$5,052 mln (+8.5% YoY),** helped by +8.2% in Q4. Excluding one-off from Q3, reported EBITDA reached R$5,010 mln;
- **Organic 2012 EBITDA margin came at 27%**, boosted by 28.4% margin in Q4. Reported FY12 EBITDA margin stood at 26.7%;
- **Organic 2012 Net income came at R$1.5bln (+17.4% YoY),** supported by the 16.3% growth in Q4.
- **Total investments in 2012 reached R$3.8bln,** being R$3.4bln organic and R$0.4Bln to 4G license. **Infrastructure received 93% of total Capex;**
- **Live TIM update:** 500 thousand homes-passed, ~160k potential clients queued on the website, ~10k active clients;
- **2012 dividend to be proposed amounted R$743mln** (vs. R$533mln in 2011).

4Q12 Conference Call

Conference Call in Portuguese:
February 6th, 2013, at:
10:00 AM Brasilia time
07:00 AM US EST

Conference Call in English:
February 6th, 2013, at:
13:00 PM Brasilia time
10:00 AM US EST

For further information, please access the Company's website:
www.tim.com.br/ir

Investor Relations Contacts
ri@timbrasil.com.br
(+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446

Avenida das Américas, 3434
Bloco 1, 6th Floor – Barra da Tijuca
Rio de Janeiro, RJ - Brazil
Zip Code 22640-102
Fax: +55 21 4109-3990

Message from Management

Dear analysts and shareholders,

The year of 2012 was a very tough and challenging one, starting with management change, macro economy slowdown, increasing competition then regulatory scrutiny and contingences allegations. Nevertheless, TIM has shown an impressive capacity to navigate in such turbulent period, backed by a solid business foundation, an innovative marketing approach, an impressive sales force, and of course, a strong commitment from more than 11 thousand employees. Many companies would have collapsed, but TIM instead, exited that experience even stronger, with a solid team and greater sense of responsibility and commitment to serve better our more than 70 million customers.

Leading the telecom growth in Brazil

We believe that the Infinity and Liberty plans have been key drivers to expand telecommunication service in Brazil. Through a very transparent and innovative offer, TIM has the best value for money proposition in the market. Despite the image impact lived in the second semester of 2012, TIM managed to maintain market leadership in terms of customer base growth for ten consecutive quarters, along with other relevant achievements:

- Continued in the **leadership position for prepaid segment**;
- Assumed **second position for Post-paid voice segment** (ex-machine-to-machine business);
- **150 minutes per user**, reaching the all-time high record, and **21mln people using data service.**

And the lessons from difficult times

In the recent past months, in which TIM has recovered from a very intense regulatory scrutiny and consequent image damage, we took important lessons to improve our business. Among other actions, we restructured the network

management, reorganized the quality department to report directly to the CEO and increased investments in infrastructure.

Conclusion & Outlook for 2013

We are sure now, that we have all the conditions to keep focusing on sustainable growth of the business, maintaining innovation and transparency as our main values. Those are key elements to support fixed-to-mobile substitution, and along with the increasing usage of data service, they will provide the foundations for long term growth.

The Management

Marketing Performance

In 2012, Infinity and Liberty platform were key to support the business overall reputation. TIM applied another breaking barriers through innovations to expand telecommunications possibilities.

Rebuilding brand reputation…

In the fourth quarter, **pursuing to strengthen image**, TIM launched an institutional campaign called '*Trem Azul*' (blue train) which compares the Company to a train which is constantly working to allow customers to communicate more, do more and go further.

… through transparency

In an unprecedented and innovative initiative in the Brazilian mobile market, **TIM launched a website focused on quality, showing company's commitment to transparency.** The website is intended to share with all stakeholders the developments on customer service, and network. In addtion, it shows real coverage map, technology tutorials and detailed network plan submitted to Anatel.

In the Q4, TIM joined the 7th National Reconciliation Week in Rio de Janeiro, being the **only mobile operator to close agreements in 100% of the hearings** held in that task force, promoted by the State Court of Justice.

Maintenance at Bovespa's Sustainability Index

Good practices such as the aforesaid, helped TIM to be maitained at the **Corporate Sustainability Index (ISE) for the fifth consecutive year.**

Concerning marketing approach on the retail segment, TIM launched in November the new Infinity Day promotion. After the concept of charging per call, the Company moved towards daily fees for voice traffic: charging when used, R$0.50 for local calls and an additional R$0.50 for long distance calls TIM to TIM. Anatel suspended this promotion through an injunction right after its launch, and recently in Jan13, decided release the ban.

On post-paid, a new plan called 'Liberty Controle Express' was lauched, allowing monthly fee payments exclusively through credit card bills. This new plan maintains the Liberty platform benefits of unlimited calls to any TIM in Brazil and facilitates the process of acquiring a Post-paid plan – the only requirement is to have a credit card.

Another milestone: 70 mln customers,

In December TIM achieved 70.3 million customers. To celebrate this accomplishment, prepared a surprise in a store in Rio de Janeiro rewarding our costumer number 70 million with a trip for two to Las Vegas, and a smartphone with one year of gratuity in TIM Liberty + 400, with unlimited local and long distance calls using code 41 to TIM numbers and over 400 minutes on calls to other operators.

Improving handset portfolio, focusing on data penetration

Regarding handsets, TIM is **keeping the strategy to democratize access to mobile internet** and brought to its portfolio a new smartphone, Samsung Galaxy Pocket. The device runs Android OS and provides high speed access to features at an affordable cost, starting from R$349. TIM also launched this quarter the Motorola RAZR™ HD, first

smartphone ready for the 4G network, manufactured locally and combines design with exceptional battery lifetime for R$1,699. **All devices are sold unlocked, without contract loyalty with the benefits of Infinity and Liberty plans.**

In December, **TIM made several events for the expected launch of iPhone 5**, including sweepstakes of the device, prizes and discounts for registered customers at TIM website. In all nine stores where TIM held such events the stock sold out. iPhone 5 16GB offers start at R$249 monthly - R$49 concerning the 'Liberty + 50' plan and R$200 due to one of twelve installments of the device.

TIM and Telebrás announced a partnership to expand the National Broadband Program (PNBL), in line with company's strategy for improving the network. The agreement, which contemplates sharing of infrastructure, will provide high speed broadband and quality to the northern and northeastern regions in Brazil.

Live TIM resuming speed

Concerning Live TIM, **the fixed ultra broadband offer continues accelerating the expansion of coverage** and is now available at Duque de Caxias, a municipality in Rio de Janeiro. Live TIM has earned the company the first recognition: TIM was elected the Entrepreneurial Company of the Year of the telecommunications sector in Latin America by the consulting firm Frost & Sullivan.

Enhancing the sales force training

In this quarter, TIM kept the strategy of launching new owned stores focusing Post-paid clients and quality of caring. This strategy materialized through the opening of, for instance, a store in Campo Grande, west of Rio de Janeiro, one of the fastest growing areas in the state and another in Sao Paulo. The company also developed a program of school stores to enhance training of the sales force and continue expanding the model of service focused on interactivity, innovation and quality.

On the social front, TIM promoted urban interventions and workshops with international artists like Stomp in a community located in the south zone of São Paulo called Paraisópolis. These events were a preparation to the PercPan (world percussion forum). Host the event is aligned to the strategy of TIM, which aims to democratize actions, services and products for all public.

Operational Performance

BRAZILIAN MARKET OVERVIEW

Brazilian mobile market reached 261.8 million lines by the end of Q4, representing a yearly growth of 8.1% (vs. 19.4% in 4Q11) and a penetration rate of 132.8%, from 123.9% in 4Q11. The mobile market growth has been supported by: i) stimulus of both local and long distance on-net calls (which creates multiple SIM-Card sales effect in the prepaid segment), ii) machine-to-machine business, and iii) growing demand for data services, especially in smart/web-phones.



Brazilian Mobile Market
(Million of lines)
YoY%
104.7
108.3
111.6
116.5
123.9
128.0
130.4
131.6
132.8
8.1%
15.6%
6.4%
202.9
210.5
217.3
227.4
242.2
250.8
256.1
258.9
261.8
35.8
37.5
39.4
41.7
44.1
45.6
46.9
48.7
51.0
167.1
173.0
177.9
185.6
198.2
205.2
209.2
210.2
210.8
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
Prepaid
Postpaid
% Penetration

Source: Anatel

Market net additions deceleration

Market monthly net additions continue to slowed the pace in 4Q12, even with the seasonality effect, to a total of 2.9 million, a decrease of 80% versus 14.9 million registered in the same period last year, chiefly by companies clean-up process.

- **Pre-paid market reached 210.8 million lines** (+6.4% YoY), and accounting for 80.5% of total Brazilian market.
- **Post-paid market reached 51.0 million lines** (+15.6% increase versus December 2011). **Important to highlight that human post-paid (excluding M2M)** came at 44.2 million lines (87% of total), while machine-to-machine stood at 6.7 million.

For the full year of 2012, market net additions totaled 19.5 million, a deceleration of -50.3% versus 2011's record (39.3 million).


Market Total Base
Prepaid
80%
Broadband
Postpaid
3%
M2M Postpaid
3%
Voice Postpaid
14%
Source: Anatel

TIM's PERFORMANCE

Total subscriber base ended fourth quarter with 70.3 million lines, 9.8% up against 4Q11, above total market growth of 8.1% and representing a market share of 26.9% (vs. 26.5% a year ago).

Regarding figures for 2012, TIM registered gross adds of 38.4 million lines (vs. 39.8 mln in 2011) which results in a volume of 6.3 million total net additions (being 0.9 million only in Q4 and incremental market share of 32.0%). Those figures were impacted by the sales ban and strictly disconnection policy.


Total Market Share
29.7%
29.1%
Vivo
25.4%
25.1%
26.9%
TIM
24.9%
Claro
19.4%
18.8%
Oi
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

Source: Anatel

Strict Churn policy

Disconnections reached 9.0 million lines in the quarter, with a churn rate of 13.0%, an increase from 11.7% showed in 4Q11. Churn rate in 4Q12 was impacted by our austere disconnection policy for prepaid segment.

Human Post-paid leading growth

Post-paid customer base reached 10.7 million users, a 15.5% YoY growth (vs. +24.4% in 4Q11). In this quarter, TIM added 482k Post-paid clients (vs. 655k in 4Q11).

- Only voice accesses reached 8.7 million users (+25% YoY)
- Machine-to-machine business reached 1.2 million users (-24% YoY)
- Mobile broadband reached 827 thousand users (+8.6% YoY)

As for the prepaid segment, users totaled 59.6 million, up 8.8% YoY and largely leveraged by the Infinity Pre plan, which reached more than 58 million users or 98% of the base in that segment. TIM continues to lead the prepaid segment in Brazil, due to the unique and transparent concepts. Also, the company has sequentially added innovative offers and features to its Infinity family (i.e.: "Infinity Torpedo", "Infinity Web Modem", "Infinity Mais" and "Infinity Torcedor"), thus, remaining the market's best valuable choice.

TIM Total Base


Prepaid
+9% YoY
85%
12%
1%
2%
Broadband
Postpaid
+9% YoY
M2M Postpaid
-24% YoY
Voice Postpaid
+25% YoY

Source: TIM

Network & Quality

Improvement Plan is on track

During the fourth quarter Anatel has conducted the first assessment on metrics after the sales ban. TIM had some improvements in the main SMP KPIs, considering the short period after delivered the Improvement Plan to Anatel. All of the SMPs 5, 7, 8 and 9 closed 2012 better than the Anatel's target for each indicator. As for our network deployment, we have reached almost all Anatel's KPIs in 2012.


Voice Capacity
('000 TRXs)
+30%
157
205
2011
2012
Source: Company


Data Capacity
('000 channel elements)
406
+192%
139
2011
2012
Source: Company


FTTS (Fiber to the Site)
('000 Km Fiber)
39
29
+35%
2011
2012
Source: Company

TIM ended 2012 with almost 39 thousand km of fiber (backbone and backhauling), 3% above Anatel's target and 35% higher than 2011's 29 thousand km of fiber. We also closed 2012 with 205 thousand TRXs (+30% YoY) and 406 thousand channel elements (+192% YoY), all of them above Anatel's target. Only the number of BTSs and fiber connected sites were below Anatel's target. Regarding the number of BTSs we have had problems to get licenses to deploy BTSs, delaying our initial schedule. Lastly, we could not connect more sites with fiber because of the IRS strike in Brazil, which impact the supplying of some equipments related to this project.

Our GSM coverage reached 94.7% of the urban population, serving 3,383 cities. As for data coverage, TIM provides GPRS technology to 100% of its footprint, being ~94% covered by EDGE technology. The Third Generation Technology **(3G) had its roll-out speeded up with 83 new cities this quarter, totaling 224 new cities during this year. 3G technology is present in 712 cities – reaching almost 72% of urban population in Brazil**. We expect to continue accelerating the 3G coverage in the coming quarters.

Fiber-to-the-site project is under way and it has reached already 91% of sites connected with owned fiber in the cities of São Paulo and Rio de Janeiro, following the great capillarity of TIM Fiber backhaul. In the other 12 cities that are under the project, roll out is accelerating and is already 72% completed.

Wi-Fi project continues its roll-out phase. As of the end of 2012, TIM already coveraged 15 airports in partnership with Infraero, Rocinha's community and also Paraisópolis neighborhood. We enter 2013 working on bringing Wi-Fi connectivity to 7 new airports and other areas with high density in the capitals.

FIXED BROADBAND UPDATE: LIVE TIM

Fixed broadband expanding coverage

Live TIM has connected approximately 4.2k buildings (out of ~8.5k authorized) and it has approximately 160 thousands prospects clients registered on the website.

During Q4, Live TIM maintained the aggressive offer launched in Q3, with prices of R$35 for the 35Mbps package and R$50 for 50Mbps, having no installation fee and a free modem/wi-fi router. The offer was discontinued on 31st of December, and achieved its goal of shaking up the market and creating a word of mouth effect that is helping Live TIM to gain awareness and customer's confidence. During the offer period, total sales reached 13 thousands connections and the customer base closed the year at 10 thousand users.

Focusing on the quality of fixed broadband, Live TIM anticipated the regulation over fixed broadband quality and it has guaranteed 60% of the nominal speeds in contract. However, for the 35Mbps package, Live TIM is delivering average of 37.3Mbps and for the 50Mbps package the delivered average is around 52.5Mbps.

Financial Performance

SELECTED FINANCIAL DATA – REVENUES

DESCRIPTION	4Q12	4Q11	% YoY	3Q12	% QoQ	2012	2011	% YoY
R$ thousands								
Gross Revenues	**7,341,697**	**6,784,887**	**8.2%**	**7,023,138**	**4.5%**	**27,755,813**	**24,757,565**	**12.1%**
Telecommunications Services	**6,365,666**	**6,120,644**	**4.0%**	**6,122,330**	**4.0%**	**24,350,086**	**22,217,049**	**9.6%**
Mobile	**6,063,872**	**5,722,337**	**6.0%**	**5,783,084**	**4.9%**	**22,879,828**	**20,691,604**	**10.6%**
Usage and Monthly fee	2,874,541	2,813,444	2.2%	2,802,124	2.6%	11,086,671	10,264,715	8.0%
Value added services - VAS	1,242,801	958,043	29.7%	1,131,834	9.8%	4,404,832	3,166,437	39.1%
Long distance	840,503	841,413	-0.1%	808,378	4.0%	3,217,921	3,181,215	1.2%
Interconnection	1,056,255	1,034,265	2.1%	996,439	6.0%	3,969,138	3,849,408	3.1%
Others	49,773	75,172	-33.8%	44,309	12.3%	201,264	229,829	-12.4%
Fixed	**301,794**	**398,307**	**-24.2%**	**339,246**	**-11.2%**	**1,470,259**	**1,525,445**	**-3.6%**
Products	**976,031**	**664,243**	**46.9%**	**900,808**	**8.4%**	**3,405,726**	**2,540,517**	**34.1%**
Discounts and deductions	**(2,315,784)**	**(2,074,321)**	**11.6%**	**(2,300,713)**	**0.7%**	**(8,991,865)**	**(7,671,589)**	**17.2%**
Taxes and discounts on services	(2,045,508)	(1,861,219)	9.9%	(2,022,081)	1.2%	(7,930,128)	(6,863,821)	15.5%
Taxes and discounts on handset sales	(270,276)	(213,102)	26.8%	(278,632)	-3.0%	(1,061,738)	(807,768)	31.4%
Net Revenues	**5,025,913**	**4,710,566**	**6.7%**	**4,722,425**	**6.4%**	**18,763,947**	**17,085,976**	**9.8%**
Services	**4,320,158**	**4,259,425**	**1.4%**	**4,100,249**	**5.4%**	**16,419,958**	**15,353,228**	**6.9%**
Products	**705,755**	**451,141**	**56.4%**	**622,176**	**13.4%**	**2,343,989**	**1,732,748**	**35.3%**

OPERATING REVENUES

Total gross revenues in the quarter reached R$7,342 million (+8.2% YoY), backed by service gross revenues growth of 4.0% YoY and product gross revenues growth of 46.9% YoY but negatively affected by the fixed business revenues performance.

FY gross revenues at +12.1% vs 2011

For the full year gross revenues amounted R$27,756 million, a 12.1% increase when compared to 2011. Gross service revenues reached R$24,350 million or a 9.6% growth vs. 2011 (+10.6% YoY for mobile services and -3.6% YoY for fixed services). As for gross product revenues, total amount reached R$3,406 million or a 34.1% increase vs. 2011, mainly due to web/smart phone penetration followed by a solid data revenue growth.

The main gross revenues breakdown and highlights in 4Q12 are presented as follows:

Outgoing traffic volume had an outstanding yearly growth of +33.6% in this quarter. Gross revenue breakdown is as follows:

- **Mobile usage and monthly fee gross revenues** reached R$2,875 million this quarter, a yearly growth of 2.2% backed by subscriber growth of 9.8% and increasing outgoing traffic. This deceleration reflects a weak Brazilian macro environment, increased competition, and a hard comparison with the outstanding 4Q11 performance.

- **Mobile long distance gross revenues** reached R$841 million in the quarter, stable YoY and impacted by the commoditization of LD service, especially on the prepaid side.

Incoming SMS offset MTR reduction

Interconnection gross revenues increased by 2.1% YoY to R$1,056 million. Infinity Torpedo offer (SMS) contributed to offset MTR cut impact (started on March), providing customers with unlimited SMS to any mobile operator and resulting in an increase of incoming SMS and revenues.

Data at a 30% yearly growth

VAS gross revenues reached R$1,243 million, a steady and strong growth of 29.7% YoY. This performance is a result of strong adherence to Infinity and Liberty Web data plans, and also the positive contribution of Infinity Torpedo. In this quarter, **VAS gross revenues reached 20.5% of mobile services gross revenues** against 16.7% in 4Q11. **Daily unique users of Infinity Web have reached 4.0 million** at the end of the quarter.

Smartphone already accounts for 43.1% of total base

Handset gross revenues totaled R$976 million, a 46.9% increase versus 4Q11. This increase was mainly driven by handsets mix enhancement, with **65% of total sales being web/smartphones (vs. ~70% a year ago).** The average price grew by 54.4% due to high profile usage phones selling. It is worth highlighting that **web/smartphone penetration has reached 43.1%** of total base (vs. 26.6% in 4Q11).

Fixed business gross revenues, including Intelig, TIM Fixo and Live TIM, totaled R$302 million in 4Q12, 24.2% lower when compared to the same period of last year. This result is due to the beginning of Intelig's restructuring, which is remodeling its business, and the migration of the long distance revenues from Intelig to TIM Celular.

Accomplishing 2012 net revenues guidance

Total net revenues reached R$5,026 million in the quarter, an increase of 7% YoY. **Considering FY12 result, total net revenues amounted R$18,764 million or a 10% YoY growth and** in line with our yearly guidance. Although a very tough year, the company managed to deliver on promises, showing that business fundamentals remain solid.

ARPU (average revenue per user) reached R$20 in 4Q12, an increase of 5.1% QoQ and dropping 9.5% YoY (vs. -11.0% in 3Q12), impacted by the MTR cut and long distance calls commoditization.

Record High MOU of 150 minutes

MOU (minutes of use) reached 150 minutes in 4Q12, 14.5% higher when compared to 4Q11 and a new record for the Company, mainly due to a strong outgoing traffic increase of 33.6% YoY, following Infinity and Liberty platform.

- **Outgoing MOU** reached at 139 minutes in 4Q12, reaching the highest level ever and increasing 17.2% versus 4Q11. This performance is explained by a solid increase of 25% of the Post-paid voice customer base.

- **Incoming MOU** reached 11 minutes in 4Q12, a sharp drop of 11.6% when compared to the same period of last year. Total incoming traffic increased by 0.7% YoY.

OPERATING COSTS AND EXPENSES

DESCRIPTION	4Q12	4Q11	% YoY	3Q12	% QoQ	2012	% YoY
R$ thousands							
Operating Expenses	**(3,600,872)**	**(3,393,208)**	**6.1%**	**(3,520,489)**	**2.3%**	**(13,753,914)**	**10.7%**
Personnel expenses	(196,456)	(164,652)	19.3%	(170,138)	15.5%	(729,032)	15.2%
Selling & marketing expenses	(963,407)	(1,079,699)	-10.8%	(939,266)	2.6%	(3,842,934)	-2.3%
Network & interconnection	(1,391,703)	(1,280,617)	8.7%	(1,352,113)	2.9%	(5,352,395)	13.3%
General & administrative	(140,421)	(133,745)	5.0%	(152,854)	-8.1%	(551,393)	9.7%
Cost Of Goods Sold	(749,657)	(544,674)	37.6%	(690,398)	8.6%	(2,604,978)	26.3%
Bad Debt	(52,274)	(62,451)	-16.3%	(80,009)	-34.7%	(250,972)	8.4%
Other operational revenues (expenses)	(106,955)	(127,370)	-16.0%	(135,713)	-21.2%	(422,211)	23.4%

In 4Q12, total operating costs and expenses increased by 6.1% on a year-over-year comparison to R$3,601 million, **mainly explained by strong sales of handsets and network/interconnection costs**.

Costs and expenses breakdowns in 4Q12 are presented as follows:

Labor cost increase due to business expansion

Personnel expenses reached R$196 million in 4Q12, a growth of 19.3% when compared to the same period of last year, in consequence of an increase of own-stores (+62% vs. 4Q11) and business expansion, leading total employees to reach 11,650 people (+1,088 employees than 2011)

Selling & Marketing expenses amounted to R$963 million, 10.8% lower when compared to the same period of last year. This performance is mainly due to efficiency on commissioning costs and a lower FISTEL payment, due to a more strictly disconnection policy.

Network and Interconnection cost reached R$1,392 million in the 4Q12, an increase of 8.7% when compared to the same period of last year, mainly due to an increase in total outgoing voice traffic by 33.6% YoY. Even though we had a cost saving from the MTR reduction in this quarter, the increase in SMS sent (as a result of our Infinity Torpedo offer) has offset this impact. As for the leased line, cost has started to stabilize in a YoY basis following the expansion of our own network in the main Brazilian cities.

General and Administrative expenses (G&A) amounted to R$140.4 million in the 4Q12, an increase of 5.0% when compared to same period of last year, mainly due to third parties services.

Smart/Web phones representing 65% of total sales

Cost of Devices Sold reached R$749.7 million in the quarter, an increase of 37.6% versus the same period of last year, and following the handset revenue growth aforesaid. TIM

keeps following the strategy to increase penetration of web enable phones as a way to empower data usage without subsidizing.

Bad debt on gross revenues at a record low level – Again!

Bad Debt expenses as % of gross revenues came at 0.71% (vs. 0.92% in 4Q11) reaching R$52 million (versus R$62 million in 4Q11). This performance is explained by an action plan directed for defaulting customers during 4Q12, especially corporate clients and of course, the transparency of TIM's plans. As a result, bad debt as % of gross revenues reached the lowest level ever.

Other operational expenses reached R$107.0 million in 4Q12, or -16.0% vs. same period of last year, mainly due to the retroactive adjustments made in the basis for calculating FUST/FUNTTEL in 4Q11.

Efficient Go-to-market approach

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) reduced to R$27.0 in 4Q12, a consistence drop of 4.6% YoY. The performance reflects continued efficiency in the acquisition of prepaid and Post-paid customers, contributing to a better P&L performance in a tougher competitive landscape.

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) reached R$1,425 million in 4Q12, representing an expansion of 8.2% over 4Q11, reaccelerating from 7.5% YoY in 3Q12.

Strong commitment with Guidance

EBITDA margin in 4Q12 stood at 28.4%, an increase of 40 bps when compared to 4Q11. This result showed TIM's commitment with the guidance released in early 2012 and a strong efficiency in terms of SAC and bad debt expenses. **EBITDA margin on services** (excluding handset revenues and costs) came at 34.0% (vs. 33.1% in 4Q11).


EBITDA Analysis
33.1%
32.0%*
34.0%
28.0%
26.3%*
28.4%
1,317
1,244
1,425
4Q11
3Q12*
4Q12
Organic EBITDA
EBITDA Margin
EBITDA Margin of Services**
*3Q12 Organic EBITDA excluded R$42.1 million from one-off expenses.
**Without handset business

Source: Company

2012 adjusted EBITDA grew 8.5% YoY

As for 2012, reported EBITDA totaled R$5,010 million or a 7.6% YoY increase. When excluding R$42.1 million from one-off events in 3Q12, **adjusted EBITDA reached R$5,052 million or a growth of 8.5% when compared to 2011 result**, close to our yearly guidance of 10%, despite a tougher than expected scenario for 2012.

The chart below shows the impact of one-off events on 2012 EBITDA.


EBITDA - Full Year Analysis
+8.5%
5,052
42
+7.6%
4,658
5,010
2011
2012
Reported EBITDA
One-off Events in 3Q12

Source: Company

Reported EBITDA margin in 2012 stood at 26.7% vs. 27.3% in 2011. **Adjusted EBITDA margin reached 26.9%,** 34 bps lower than 2011. Adjusted **EBITDA margin of services**, excluding handset business, came at 32.4% (stable vs. 32.5% in 2011).

It is of note the positive trends we have seen during the prior quarters in network costs, a consequence of our FTTS project and AES Atimus acquisition in 2011. We expect the benefit of EILD contracts renegotiation to occur during 2013, contributing positively to EBITDA margin.

Depreciation and amortization accounted for R$688 million in 4Q12, an increase of 6.3% YoY. On a separate basis, depreciation came at 3.1% YoY while amortization increased 10.3% YoY. **As for 2012, depreciation and amortization** totaled R$2,689 million, a 3.6% increase on a yearly basis.

EBIT

EBIT (earnings before interest and taxes) totaled R$737.2 million in 4Q12, an increase of 10.0% on a yearly comparison, and representing an expansion of R$66.8 million following an increase in Amortization of 10.3%. EBIT Margin reached 14.7%. **EBIT in 2012 amounted to R$2,321 million**, an increase of 12.6% YoY.

Net Financial Result

Net financial result, on 4Q12, totaled –R$33.3 million, a decrease of 67.0% if compared to the –R$100.8 million in the same period of last year. As for 2012, net financial result totaled –R$168.0 million (-29.7% YoY).

In 4Q12, financial expenses were reduced in 36.7% reaching R$103.7 million. As for the full year, financial expenses dropped 4.6% to R$428.1 million, with both figures being impacted by a decrease in monetary adjustment. On the other hand, financial revenues dropped 33.6%, reaching R$71.4 million, and for the full year it dropped 2.1% to R$304.0 million, with both being explained by a decrease in interest over investments due to a drop in the CDI rate.

Net FX variation came at negative R$1.0 million (vs. –R$44.5 million in 4Q11). The total variation in 2012 came at negative R$43.9 million (vs. –R$100.6 million in 2011). These values include the accrued and future interest effect over the hedging operations, being the mere foreign exchange component fully hedged.

Income and Social Contribution Taxes

Income and Social Contribution taxes came at R$241.3 million in 4Q12, an increase of 40.5% vs. R$171.7 million in 4Q11, mainly due to the growth of taxable income in TIM Celular and other impacts when calculating the regional incentives to reduce the income tax - SUDENE / SUDAM. The total amount in Income and Social Contribution taxes in 2012 was R$704.6 million (+29.1% YoY). **Annual effective tax rate closed at 32.7% (vs. 29.9% in 2011).**

Net Profit

Consolidated Net Profit reached R$462.6 million in 4Q12, +16.3% versus R$397.8 million in 4Q11.

For the full year of 2012, net profit reached R$1,449 (+13.4% YoY). Including the R$42.1 mln one-off events plus R$9.1 mln of monetary adjustments, the **adjusted net profit in 2012** totaled R$1,500 million (+17.4% YoY).


Profit Analysis
(R$ Million)
Net Profit YoY
+16.3%
398
463
4Q11
4Q12
Reported Net Profit
Net Profit YTD
1,500
51
+17%
+13%
1,278
1,449
2011
2012
Reported Net Profit YTD
One-Off Events

Source: Company

CAPEX

Investments totaled R$1,394 million in 4Q12, an increase of 21.2% vs. same period of last year. Ex-license 4G, organic investments amounted R$1,017 in the quarter, a decrease of 11.6% YoY.

As for 2012, investments reached R$3.765 million (or +24.4% YoY), while organic capex amounted R$3,386 billion, up 11.9% YoY. **Important to highlight that 93% of total organic Capex was allocated in infrastructure.**


Organic Capex*
(R$ Million)
17.7%
18.0%
3,027
+12%
3,386
88%
93%
12%
7%
2011
2012
Commercial
Infrastructure
% of net revenues
*Excluding 4G licenses

Source: Company

Net financial position and free cash flow

Gross Debt amounted to R$ 4,279 million, an increase of 15.5% if compared to the R$3,706 million in 4Q11 due to a new debt of R$ 1 bln acquired from BNDES in December of 2012. Company's debt is concentrated in long-term contracts (79% of the total) composed by financing from BNDES (Brazilian Economic and Social Development Bank), EIB (European Investment Bank), Banco do Brasil and BNP Paribas, as well as borrowings from other local and international financial institutions.

Approximately 35% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. **Average cost of debt totaled 7.69% in the 4Q12 compared to 10.39% in the 4Q11.** Concerning full year of 2012 average cost of debt totaled 8.47% versus 10.63% in 2011.

Cash and Cash equivalents reached R$ 4.431 million, leading net debt position to -R$ 151 million or 35.7% higher than the 4Q11. **Net debt/EBITDA trailing 12 months results yields a ratio of -0.03x.**

Operating Free Cash Flow, in 4Q12, was positive in R$1,849 million, an increase of 67.9% when compared to 4Q11. The result is mainly explained by a higher positive delta working capital impacted by postpone payments of 4G licenses (90% in 2013). As for 2012, operating free cash flow achieved R$1,824 million (+12.4% YoY).

Guidance for 2012

DESCRIPTION R$ Million	2011	2012	Guidance	% Achievement
Total Net Revenues	17.1	18.8	18.8 (+10%)	**100%**
Organic EBITDA	4.6	5.1	5.1 (+10%)	**100%**
Organic Capex	3.0	3.4	3.0	**113%**

Dividends

Management will propose to the Board of Directors the distribution of R$743 million, versus R$533.4 million in 2011. The amount to be distributed is equivalent to R$0.3073 per common share and R$1.5366 per ADR (1 ON = 5 ADR). The proposal will be presented to the Board of Directors and yet to be approved by the Company's annual shareholders' meeting to be held on April of 2013.

One-off Events in 2012

In the third quarter, TIM added a provision for Anatel 2007 to 2009 administrative procedures totaling R$26.1 million. Since the matter has passed through the administrative evaluation and it is now carried-out by Anatel's Board of Director, the likelihood of loss changed from possible to probable.

The second one-off event in the quarter refers to non-use of credits for advertisements in Jornal do Brasil and Gazeta Mercantil (companies controlled by CBM, a subsidiary of Docas's group). With the bankrupt of those newspapers and the unsuccessful attempts to recover this amount, the advertising credit of R$16.1 mln became of no use. The Company will take judicial measures aiming the reimbursement of such credit.

Ownership Breakdown


Telecom Italia
100%
Telecom Italia International N.V.
100%
TIM Brasil Serv. e Part. S.A.
Minorities
(1,611,969,946) ON: 67%
ON: 33% (805,662,701)
(1,611,969,946) Total: 67%
Total: 33% (805,662,701)
TIM Participações S.A.
100%
100%
TIM Celular S.A.
Intelig

About TIM Participações S.A.

TIM Participações S.A. is a holding company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 94.7% of the urban population – the widest GSM coverage in Brazil, with presence in 3,383 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, ~94% using EDGE, besides having a sophisticated Third Generation (3G) network serving 72% of the country's urban population. The Company has 450 networks available for international roaming for TIM clients in more than 208 countries across six continents.


TIM
Você, sem fronteiras.

- **Consolidated company with a nationwide footprint since 2002**
- **Network: excellent GSM coverage and proven quality**
- **Innovative offers: new concepts leveraging TIM community**
- **Brand: associated to innovation**
- **Sustainability: Maintained in ISE index for 2012/2013**
- **Is listed in Novo Mercado since August 2011**

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises "Plans and Promotions that Revolutionize". It launched two families of plans – 'Infinity' and 'Liberty'. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, with 70.3 million lines in Brazil.

In December 2009, the company concluded the merger of 100% of Intelig, which provides fixed, long distance and data transmission services in Brazil. This merger supports the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

In accordance with our commercial strategy of expansion of activities and strengthening of the Company's infrastructure, its wholly-owned subsidiary TIM Celular acquired TIM Fiber RJ and SP, both merged into TIM Celular in 2012. Both Companies are providers of infrastructure and solutions to high performance communications, which serve the main municipalities of the metropolitan areas of the States of Rio de Janeiro and São Paulo, encompassing a potential market of approximately 8.5 million homes and more than 550 thousand companies in 21 cities, through an optical fiber network of 5.5 thousand kilometers.

TIM Participações is a publicly-held company, whose share are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a selective group of companies of the Corporate Sustainability Index (ISE) and the only telecom company in Novo Mercado segment of BM&FBOVESPA.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:	Balance Sheet
Attachment 2:	4Q12 Income Statements
Attachment 3:	2012 Income Statements
Attachment 4:	4Q12 Cash Flow Statements
Attachment 5:	Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company's Investor Relations Website: www.tim.com.br/ir

Attachment 1
TIM PARTICIPAÇÕES S.A.
Balance Sheet
(R$ Thousands)

DESCRIPTION	4Q12	3Q12	% QoQ	4Q11	% YoY
ASSETS	**26,036,061**	**23,559,173**	**10.5%**	**23,533,424**	**10.6%**
CURRENT ASSETS	**9,967,717**	**7,810,022**	**27.6%**	**8,285,816**	**20.3%**
Cash and cash equivalents	4,429,780	1,945,075	127.7%	3,262,855	35.8%
Short-term investments	810	1,726	-53.1%	1,872	-56.7%
Accounts receivable	3,650,871	3,955,782	-7.7%	3,285,782	11.1%
Inventories	269,145	325,179	-17.2%	273,171	-1.5%
Indirect recoverable Taxes	906,101	675,546	34.1%	608,025	49.0%
Direct recoverable Taxes	331,225	375,851	-11.9%	616,235	-46.3%
Prepaid expenses	180,371	310,732	-42.0%	113,192	59.3%
Derivative contracts	104,712	110,919	-5.6%	55,889	87.4%
Other assets	94,702	109,212	-13.3%	68,794	37.7%
NONCURRENT	**16,068,344**	**15,749,152**	**2.0%**	**15,247,608**	**5.4%**
Noncurrent assets	**2,512,645**	**2,894,950**	**-13.2%**	**2,754,121**	**-8.8%**
Long-term investments	21,834	22,350	-2.3%	25,873	-15.6%
Accounts receivable	61,305	77,268	-20.7%	59,712	2.7%
Indirect recoverable Taxes	215,261	452,839	-52.5%	376,479	-42.8%
Direct recoverable Taxes	21,658	21,370	1.3%	22,739	-4.8%
Deferred income and social contribution taxes	1,179,102	1,327,625	-11.2%	1,489,618	-20.8%
Judicial deposits	821,311	806,845	1.8%	607,627	35.2%
Prepaid expenses	94,038	95,399	-1.4%	92,874	1.3%
Derivative contracts	84,095	77,421	8.6%	65,315	28.8%
Other assets	14,040	13,832	1.5%	13,884	1.1%
Permanent Assets	**13,555,699**	**12,854,202**	**5.5%**	**12,493,487**	**8.5%**
Property, plant and equipment	7,566,510	7,131,488	6.1%	6,732,239	12.4%
Intangibles	5,989,189	5,722,715	4.7%	5,761,248	4.0%
LIABILITIES	**26,036,061**	**23,559,173**	**10.5%**	**23,533,424**	**10.6%**
CURRENT LIABILITIES	**7,375,222**	**6,131,057**	**20.3%**	**6,826,025**	**8.0%**
Suppliers	4,293,121	3,461,999	24.0%	3,709,301	15.7%
Loans and financing	951,013	1,243,591	-23.5%	1,090,174	-12.8%
Derivative contracts	42,061	48,401	-13.1%	77,055	-45.4%
Salaries and related charges	133,283	173,517	-23.2%	145,803	-8.6%
Indirect taxes, charges and contributions	635,061	586,964	8.2%	693,645	-8.4%
Direct taxes, charges and contributions	204,917	205,485	-0.3%	454,124	-54.9%
Dividends payable	373,241	35,908	939.4%	326,348	14.4%
Authorizations payable	369,582	28,298	1206.0%	42,420	771.2%
Other liabilities	372,942	346,895	7.5%	287,155	29.9%
NON CURRENT LIABILITIES	**4,827,969**	**3,716,411**	**29.9%**	**3,754,044**	**28.6%**
Loans and financing	3,439,082	2,337,309	47.1%	2,570,409	33.8%
Derivative contracts	36,144	55,369	-34.7%	89,078	-59.4%
Indirect taxes, charges and contributions	246,180	242,544	1.5%	142,953	72.2%
Direct taxes, charges and contributions	175,892	174,209	1.0%	167,447	5.0%
Deferred income and social contribution taxes	123,890	123,728	0.1%	145,244	-14.7%
Provision for contingencies	311,287	315,836	-1.4%	229,521	35.6%
Pension plan	4,486	318	1308.7%	2,785	61.1%
Asset retirement obligations	298,808	289,101	3.4%	261,918	14.1%
Other liabilities	192,200	177,996	8.0%	144,688	32.8%
SHAREHOLDERS' EQUITY	**13,832,870**	**13,711,705**	**0.9%**	**12,953,355**	**6.8%**
Capital	9,839,770	9,839,770	0.0%	9,839,770	0.0%
Capital reserves	387,000	387,154	0.0%	384,488	0.7%
Special reserves	-	-	0.0%	-	0.0%
Income reserves	3,609,468	2,501,828	44.3%	2,732,466	32.1%
Accumulated losses	-	-	0.0%	-	0.0%
Treasury Stocks	(3,369)	(3,369)	0.0%	(3,369)	0.0%
Net Income for the period	-	986,322	-100.0%	-	0.0%

Attachment 2
TIM PARTICIPAÇÕES S.A.
4Q12 Income Statements
(R$ Thousands)

DESCRIPTION	4Q12	4Q11	% YoY	3Q12	% QoQ	2012	% YoY
R$ thousands							
Gross Revenues	**7,341,697**	**6,784,887**	**8.2%**	**7,023,138**	**4.5%**	**27,755,813**	**12.1%**
Telecommunications Services	**6,365,666**	**6,120,644**	**4.0%**	**6,122,330**	**4.0%**	**24,350,086**	**9.6%**
Mobile	**6,063,872**	**5,722,337**	**6.0%**	**5,783,084**	**4.9%**	**22,879,828**	**10.6%**
Usage and Monthly fee	2,874,541	2,813,444	2.2%	2,802,124	2.6%	11,086,671	8.0%
Value added services - VAS	1,242,801	958,043	29.7%	1,131,834	9.8%	4,404,832	39.1%
Long distance	840,503	841,413	-0.1%	808,378	4.0%	3,217,921	1.2%
Interconnection	1,056,255	1,034,265	2.1%	996,439	6.0%	3,969,138	3.1%
Others	49,773	75,172	-33.8%	44,309	12.3%	201,264	-12.4%
Fixed	**301,794**	**398,307**	**-24.2%**	**339,246**	**-11.2%**	**1,470,259**	**-3.6%**
Products	**976,031**	**664,243**	**46.9%**	**900,808**	**8.4%**	**3,405,726**	**34.1%**
Discounts and deductions	**(2,315,784)**	**(2,074,321)**	**11.6%**	**(2,300,713)**	**0.7%**	**(8,991,865)**	**17.2%**
Taxes and discounts on services	(2,045,508)	(1,861,219)	9.9%	(2,022,081)	1.2%	(7,930,128)	15.5%
Taxes and discounts on handset sales	(270,276)	(213,102)	26.8%	(278,632)	-3.0%	(1,061,738)	31.4%
Net Revenues	**5,025,913**	**4,710,566**	**6.7%**	**4,722,425**	**6.4%**	**18,763,947**	**9.8%**
Services	**4,320,158**	**4,259,425**	**1.4%**	**4,100,249**	**5.4%**	**16,419,958**	**6.9%**
Products	**705,755**	**451,141**	**56.4%**	**622,176**	**13.4%**	**2,343,989**	**35.3%**
Operating Expenses	**(3,600,872)**	**(3,393,208)**	**6.1%**	**(3,520,489)**	**2.3%**	**(13,753,914)**	**10.7%**
Personnel expenses	(196,456)	(164,652)	19.3%	(170,138)	15.5%	(729,032)	15.2%
Selling & marketing expenses	(963,407)	(1,079,699)	-10.8%	(939,266)	2.6%	(3,842,934)	-2.3%
Network & interconnection	(1,391,703)	(1,280,617)	8.7%	(1,352,113)	2.9%	(5,352,395)	13.3%
General & administrative	(140,421)	(133,745)	5.0%	(152,854)	-8.1%	(551,393)	9.7%
Cost Of Goods Sold	(749,657)	(544,674)	37.6%	(690,398)	8.6%	(2,604,978)	26.3%
Bad Debt	(52,274)	(62,451)	-16.3%	(80,009)	-34.7%	(250,972)	8.4%
Other operational revenues (expenses)	(106,955)	(127,370)	-16.0%	(135,713)	-21.2%	(422,211)	23.4%
EBITDA	**1,425,041**	**1,317,358**	**8.2%**	**1,201,936**	**18.6%**	**5,010,033**	**7.6%**
EBITDA Margin	28.4%	28.0%	39bps	25.5%	290bps	26.7%	-56bps
Depreciation & amortization	**(687,875)**	**(647,023)**	**6.3%**	**(664,542)**	**3.5%**	**(2,688,588)**	**3.6%**
Depreciation	(368,140)	(357,148)	3.1%	(355,547)	3.5%	(1,458,563)	4.3%
Amortization	(319,735)	(289,876)	10.3%	(308,995)	3.5%	(1,230,025)	2.7%
EBIT	**737,166**	**670,335**	**10.0%**	**537,394**	**37.2%**	**2,321,445**	**12.6%**
EBIT Margin	14.7%	14.2%	44bps	11.4%	329bps	12.4%	30bps
Net Financial Results	**(33,269)**	**(100,817)**	**-67.0%**	**(28,930)**	**15.0%**	**(167,965)**	**-29.7%**
Financial expenses	(103,687)	(163,926)	-36.7%	(139,687)	-25.8%	(428,116)	-4.6%
Financial income	71,438	107,597	-33.6%	58,107	22.9%	304,034	-2.1%
Net exchange variation	(1,020)	(44,489)	-97.7%	52,649	-101.9%	(43,883)	-56.4%
Income before taxes	**703,898**	**569,518**	**23.6%**	**508,463**	**38.4%**	**2,153,480**	**18.1%**
Income tax and social contribution	(241,332)	(171,742)	40.5%	(135,263)	78.4%	(704,592)	29.1%
Net Income	**462,566**	**397,775**	**16.3%**	**373,200**	**23.9%**	**1,448,888**	**13.4%**

Reconciliation to Organic Values

Reported EBITDA	**1,425,041**	**1,317,358**	**8.2%**	**1,201,936**	**18.6%**	**5,010,033**	**7.6%**
(+) Credit Loss Provisioning - AD	-	-		16,114		16,114	
(+) Adm. Procedures Provisioning - Anatel	-	-		26,016		26,016	
Adjusted EBITDA	**1,425,041**	**1,317,358**	**8.2%**	**1,244,066**	**14.5%**	**5,052,163**	**8.5%**
Adjusted EBITDA Margin	28.4%	28.0%	39bps	26.3%	201bps	26.9%	-34bps
Reported Net Income	**462,566**	**397,775**	**16.3%**	**373,200**	**23.9%**	**1,448,888**	**13.4%**
(+) Provisions + Monetary Adj.	-	-		51,255		51,255	
Adjusted Net Income	**462,566**	**397,775**	**16.3%**	**424,455**	**9.0%**	**1,500,143**	**17.4%**

Attachment 3
TIM PARTICIPAÇÕES S.A.
2012 Income Statements
(R$ Thousands)

DESCRIPTION	1Q12	2Q12	3Q12	4Q12	2012
R$ thousands					
Gross Revenues	**6,610,442**	**6,780,536**	**7,023,138**	**7,341,697**	**27,755,813**
Telecommunications Services	**5,937,199**	**5,924,891**	**6,122,330**	**6,365,666**	**24,350,086**
Mobile	**5,521,145**	**5,511,726**	**5,783,084**	**6,063,872**	**22,879,828**
Usage and Monthly fee	2,704,643	2,705,363	2,802,124	2,874,541	11,086,671
Value added services - VAS	999,543	1,030,655	1,131,834	1,242,801	4,404,832
Long distance	802,578	766,462	808,378	840,503	3,217,921
Interconnection	968,127	948,318	996,439	1,056,255	3,969,138
Others	46,255	60,928	44,309	49,773	201,264
Fixed	**416,054**	**413,165**	**339,246**	**301,794**	**1,470,259**
Products	**673,243**	**855,644**	**900,808**	**976,031**	**3,405,726**
Discounts and deductions	**(2,142,139)**	**(2,233,230)**	**(2,300,713)**	**(2,315,784)**	**(8,991,865)**
Taxes and discounts on services	(1,921,796)	(1,940,743)	(2,022,081)	(2,045,508)	(7,930,128)
Taxes and discounts on handset sales	(220,343)	(292,487)	(278,632)	(270,276)	(1,061,738)
Net Revenues	**4,468,303**	**4,547,306**	**4,722,425**	**5,025,913**	**18,763,947**
Services	**4,015,403**	**3,984,148**	**4,100,249**	**4,320,158**	**16,419,958**
Products	**452,900**	**563,158**	**622,176**	**705,755**	**2,343,989**
Operating Expenses	**(3,299,651)**	**(3,332,903)**	**(3,520,489)**	**(3,600,872)**	**(13,753,914)**
Personnel expenses	(175,997)	(186,441)	(170,138)	(196,456)	(729,032)
Selling & marketing expenses	(1,017,959)	(922,302)	(939,266)	(963,407)	(3,842,934)
Network & interconnection	(1,298,885)	(1,309,694)	(1,352,113)	(1,391,703)	(5,352,395)
General & administrative	(131,808)	(126,310)	(152,854)	(140,421)	(551,393)
Cost Of Goods Sold	(533,460)	(631,464)	(690,398)	(749,657)	(2,604,978)
Bad Debt	(56,640)	(62,050)	(80,009)	(52,274)	(250,972)
Other operational revenues (expenses)	(84,902)	(94,641)	(135,713)	(106,955)	(422,211)
EBITDA	**1,168,652**	**1,214,403**	**1,201,936**	**1,425,041**	**5,010,033**
EBITDA Margin	26.2%	26.7%	25.5%	28.4%	26.7%
Depreciation & amortization	**(656,629)**	**(664,233)**	**(664,542)**	**(687,875)**	**(2,688,588)**
Depreciation	(360,766)	(366,887)	(355,547)	(368,140)	(1,458,563)
Amortization	(295,863)	(297,346)	(308,995)	(319,735)	(1,230,025)
EBIT	**512,024**	**550,171**	**537,394**	**737,166**	**2,321,445**
EBIT Margin	11.5%	12.1%	11.4%	14.7%	12.4%
Net Financial Results	**(42,178)**	**(63,588)**	**(28,930)**	**(33,269)**	**(167,965)**
Financial expenses	(106,291)	(78,452)	(139,687)	(103,687)	(428,116)
Financial income	79,310	95,179	58,107	71,438	304,034
Net exchange variation	(15,198)	(80,315)	52,649	(1,020)	(43,883)
Income before taxes	**469,845**	**486,583**	**508,463**	**703,898**	**2,153,480**
Income tax and social contribution	(193,407)	(139,796)	(135,263)	(241,332)	(704,592)
Net Income	**276,439**	**346,787**	**373,200**	**462,566**	**1,448,888**

Reconciliation to Organic Values

Reported EBITDA	**1,168,652**	**1,214,403**	**1,201,936**	**1,425,041**	**5,010,033**
(+) Credit Loss Provisioning - AD			16,114		16,114
(+) Adm. Procedures Provisioning - Anatel			26,016		26,016
Adjusted EBITDA	**1,168,652**	**1,214,403**	**1,244,066**	**1,425,041**	**5,052,163**
Adjusted EBITDA Margin	26.2%	26.7%	26.3%	28.4%	26.9%
Reported Net Income	**276,439**	**346,787**	**373,200**	**462,566**	**1,448,888**
(+) Provisions + Monetary Adj.			51,255		51,255
Adjusted Net Income	**276,439**	**346,787**	**424,455**	**462,566**	**1,500,143**

Attachment 4
TIM PARTICIPAÇÕES S.A.
Cash Flow Statements
(R$ Thousands)

DESCRIPTION	4Q12	4Q11	% YoY	3Q12	% QoQ	2012	2011	% YoY
EBIT	**737,166**	**670,335**	**10.0%**	**537,394**	**37.2%**	**2,321,445**	**2,062,339**	**12.6%**
Depreciation and amortization	687,875	647,023	6.3%	664,542	3.5%	2,688,588	2,595,968	3.6%
Capital expenditures	(1,393,509)	(1,150,184)	21.2%	(771,655)	80.6%	(3,764,726)	(3,027,113)	24.4%
Changes in net operating working capital	1,817,214	934,001	94.6%	412,820	340.2%	578,943	(7,994)	-7342.2%
Free Operating Cash Flow	**1,848,746**	**1,101,176**	**67.9%**	**843,101**	**119.3%**	**1,824,250**	**1,623,199**	**12.4%**
Net Financial Income	(33,268)	(100,817)	-67.0%	(28,930)	15.0%	(167,965)	(238,857)	-29.7%
Income & Social Contribution Taxes	(91,230)	(113,753)	-19.8%	(145,567)	-37%	(414,013)	(309,399)	33.8%
Other changes in Non Current Assets/Liabilities	(19,941)	173,549	-111.5%	59,764	-133.4%	(122,446)	(2,975)	4015.6%
Increase in capital	-	(42,455)	-100.0%	-	0.0%	(4,661)	(42,455)	-89.0%
Paid Dividends & IoC	(3,681)	(38)	9580.8%	(89)	4053.8%	(523,282)	(486,353)	7.6%
Net Cash Flow	**1,700,626**	**1,017,662**	**67.1%**	**728,279**	**133.5%**	**591,883**	**543,160**	**9.0%**

Attachment 5
TIM PARTICIPAÇÕES S.A.
Operational Indicators

DESCRIPTION	4Q12	4Q11	% YoY	3Q12	% QoQ	2012	2011	% YoY
Brazilian Wireless Subscriber Base (million)	**261,775**	**242,232**	**8.1%**	**258,861**	**1.1%**	**261,775**	**242,232**	**8.1%**
Estimated Total Penetration	132.8%	123.9%	891bps	131.6%	122bps	132.8%	123.9%	891bps
Municipalities Served - TIM GSM	3,383	3,294	2.7%	3,330	1.6%	3,383	3,294	2.7%
Market Share	26.9%	26.5%	42bps	26.8%	6bps	26.9%	26.5%	42bps
Total Lines ('000)	**70,343**	**64,083**	**9.8%**	**69,408**	**1.3%**	**70,343**	**64,083**	**9.8%**
Prepaid	59,599	54,778	8.8%	59,146	0.8%	59,599	54,778	8.8%
Postpaid	10,744	9,305	15.5%	10,262	4.7%	10,744	9,305	15.5%
Gross Additions ('000)	9,880	11,836	-16.5%	8,727	13.2%	38,408	39,755	-3.4%
Net Additions ('000)	935	4,873	-80.8%	535	75.0%	6,260	13,056	-52.0%
Churn ('000)	8,945	6,963	28.5%	8,193	9.2%	32,148	26,699	20.4%
ARPU (R$)	**19.9**	**21.9**	**-9.5%**	**18.9**	**5.1%**	**19.1**	**21.4**	**-11.0%**
MOU	**150**	**131**	**14.5%**	**139**	**8.4%**	**136**	**129**	**5.5%**
SAC (R$)	27	28	-4.6%	34	-19.6%	29	34	-12.3%
Handsets sold ('000)	2,919	2,847	2.5%	2,512	16.2%	10,227	11,780	-13.2%
Investment (R$ million)	**1,394**	**1,150**	**21.2%**	**772**	**80.5%**	**3,765**	**3,027**	**24.4%**
Employees	11,650	10,562	10.3%	11,333	2.8%	11,650	10,562	10.3%